August 1, 2005
Mr. Daniel Graves
Chief Financial Officer
Bullion River Gold Corp.
1325 Airmotive Way, Suite 325
Reno, Nevada 89502

Re:	Bullion River Gold Corp.
		Amendment No. 1 to Registration Statement on Form SB-2
      Filed July 18, 2005
	File No. 333-124806

Dear Mr. Graves:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form SB-2

Summary of Offering, page 2
1. We note that there will be 41,042,493 common shares outstanding after the offering. However, the amount of shares outstanding before the offering, plus those common shares issuable upon exercise of the warrants, equals 40,842,493. Please advise.
Selling Stockholders, page 11

2. We note your response to our prior comment 3 in which you identify certain selling shareholders as affiliates of registered broker dealers and reiterate the representations they made to you.
Revise
your disclosure to provide that information in the registration statement.
Further, we note your response that Dupont Investment Co. holds William Newbauer`s shares as nominee only. The term "security holder," as used in Item 507 of Regulation S-B, refers to beneficial holders, not nominee holders or other such holders of record. Please revise accordingly. See Corporation Finance Telephone Interpretation
I.60.
Closing Comments
      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or the undersigned at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,


							Tangela S. Richter
							Branch Chief

      cc:  J. Wynn

            via facsimile
            Peter S. Heinecke
            Kirkpatrick & Lockhart Nicholson Graham LLP
            (415) 249-1001
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Mr. Daniel Graves
Bullion River Gold Corp.
August 1, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
        MAIL STOP 7010